UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tomi Environmental Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

890023 10 4

(CUSIP Number)

Lau Sok Huy
Environmental Solutions Holding Pte. Ltd.
96 Robinson Road #11-04
SIF Building
Singapore (068899)
Tel: (855) 972828888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Environmental Solutions Holding Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,361,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,361,111
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,361,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.28%(1)
14	TYPE OF REPORTING PERSON OO- Exempt Limited Private Company in Singapore

 (1) Based on 121,043,958 shares of common stock of the Issuer outstanding and 510,000 shares of Series A Preferred Stock of the Issuer outstanding on June 1, 2017, as disclosed in the Issuer’s proxy statement filed on June 2, 2017.

Item 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share, (the “Common Stock”) of Tomi Environmental Solutions, Inc., a Florida corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 9454 Wilshire Blvd., Penthouse, Beverley Hills, CA 90212.

Item 2.   Identity and Background

(a) This statement is being filed by Environmental Solutions Holding Pte. Ltd., an exempt limited private company organized under the laws of the Republic of Singapore (the “Reporting Person”).  Additionally, information is included herein with respect to Ms. Lau Sok Huy, the sole director of the Reporting Person (the “Director”).  The Reporting Person and the Director are collectively referred to as “Filing Persons.”

(b) The address of the principal business and office of each of the Filing Persons is 96 Robinson Road #11-04, SIF Building, Singapore (068899).

(c) The principal business of each of the Filing Person is to hold the equity interest in the Issuer for investment purposes.

(d) During the five years prior to the date hereof, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years prior to the date hereof, none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

On July 31, 2017, the Reporting Person entered into a Deed of Settlement (the “Agreement”) with Arise Asset Management Pte. Ltd. (“AAM”), pursuant to which AAM agreed to sell or transfer an aggregate of 17,361,111 shares of Common Stock of the Issuer (the “Shares”) to the Reporting Person, as payment in full of $8,000,000 of outstanding balance due under a Loan Agreement, dated as of January 30, 2016, as amended from time to time, between AAM and the Director (the “Loan Agreement”).  Pursuant to the Loan Agreement, the Director provided the initial funds to AAM to acquire the Shares, and AAM agreed that Shares will be transferred to the Director or her designee in the event the outstanding balance under the Loan Agreement becomes due and payable.   The Shares were transferred to the Reporting Person on or about August 1, 2017.  The working capital of the Filing Persons was the source of the funds for the initial purchase of the Shares by AAM as described above.

The disclosure above is qualified in its entirety by the Agreement and the Loan Agreement, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 4.   Purpose of Transaction

The information set forth in Item 3 above is incorporated by reference into this Item 4.  The Filing Persons acquired the Shares described above solely for investment purposes.  Depending on market conditions and the continuing evaluation of the business and prospects of the Issuer and the investment strategy of the Reporting Person, the Filing Persons may dispose of the Shares. The Filing Persons expect to consider and evaluate on an ongoing basis all their options with respect to dispositions of their investment in the Issuer. There can be no assurance as to when, over what period of time, or to what extent the Filing Persons may decide to increase or decrease their ownership interest in the Issuer.
Except as disclosed herein, none of the Filing Persons, has any plans that would result in:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) As more fully described in Item 3 above, the Reporting Person is the beneficial owner of an aggregate of 17,361,111 shares of Common Stock, representing approximately 14.28% of outstanding shares of Common Stock of the Issuer.  By virtue of its status as sole director of the Reporting Person, the Director may be deemed the beneficial owner of 17,361,111 shares of Common Stock, representing approximately 14.28% of outstanding capital stock of the Issuer.  The Director hereby disclaims such beneficial ownership and this filing shall not be construed as an admission that the Director is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares described herein. The percentage calculation was based on 121,043,958 shares of Common Stock outstanding and 510,000 shares of Series A Preferred Stock outstanding on June 1, 2017, as disclosed in the Issuer’s proxy statement filed on June 2, 2017.

(b) The Reporting Person is the beneficial owner of an aggregate of 17,361,111 shares of Common Stock and has sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 17,361,111 shares of Common Stock.  By virtue of its status as the sole director of the Reporting Person, the Director may be deemed to have sole voting and dispositive power with respect to 17,361,111 shares of Issuer’s Common Stock beneficially owned by the Reporting Person.  The Director hereby disclaims such beneficial ownership and this filing shall not be construed as an admission that the Director is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares.

(c) Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d) No person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares and no person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As disclosed in Item 3 above, the Shares were transferred to the Reporting Person pursuant to the Agreement and the Loan Agreement, copies of which have been filed as exhibits to this Schedule 13D.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1      Deed of Settlement, dated as of July 31, 2017, between Arise Asset Management Pte.  Ltd. and Lau Sok Huy.

Exhibit 2      Loan Agreement, dated as of January 30, 2016, between Arise Asset Management Pte.  Ltd. and Lau Sok Huy.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to such person is true, complete and correct.

Dated: August 10, 2017

Environmental Solutions Holding Ptd. Ltd.

/s/ Lau Sok Huy
By: Lau Sok Huy
Title:  Director of Environmental Solutions Holding Pte. Ltd.